Exhibit 99.F

News release

Sale of 1.3 million shares in Kerzner International Ltd

Caledonia Investments plc (“Caledonia”) announces that it has agreed to sell 1.3m shares in the resorts developer and operator, Kerzner International Ltd (“KI”), at a price of $47.5 per share.

At today’s exchange rates, the value of the KI shares to be sold by Caledonia amounts to £33.3m and, upon satisfaction of the closing conditions which it is hoped will be by no later than the end of August, the proceeds from the sale will be used for general corporate purposes, including the repayment of Caledonia’s existing bank borrowings. The KI shares to be sold were held in Caledonia’s balance sheet at 31 March 2004 at a value of £32.2m.

Following completion of the sale, Caledonia will retain a stake of approximately 13 per cent in KI’s share capital.

16 July 2004

Enquiries:

Caledonia Investments

Tim Ingram, Chief Executive

Jonathan Cartwright, Finance Director

020 7802 8080

College Hill

Tony Friend

Richard Pearson

020 7457 2020

16 Jul 2004